SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------



                        AMENDMENT NO. 1 TO SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                                (FINAL AMENDMENT)
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                                NTS-PROPERTIES VI
                                (Name of Issuer)


                                NTS-PROPERTIES VI
                        (Name of Person Filing Statement)


                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)


                                    62942E407
                      (CUSIP Number of Class of Securities)


                     J.D. Nichols, Managing General Partner
                          NTS-Properties Associates VI
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)


                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066


                                November 9, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)



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                               AMENDMENT NO. 2 TO
                 ISSUER TENDER OFFER STATEMENT ON SCHEDULE 13E-4

                                  INTRODUCTION

     This Amendment No. 1 dated December 28, 1999 supplements and amends the Issuer Tender Offer Statement on Schedule 13E-4 (the "Original Statement") filed with the Securities and Exchange Commission on November 9, 1999 by NTS-Properties VI (the "Partnership"), regarding the offer of the Partnership and ORIG, LLC, a Kentucky limited liability company, (the "Affiliate" and, collectively with the Partnership, the "Offerors") to purchase in the aggregate up to 500 limited partnership interests in the Partnership. A copy of the Offer to Purchase dated November 9, 1999 and the related Letter of Transmittal (which together constitute the "Offer") were incorporated by reference in the Original Statement.

     Under the original terms of the Offer, the Offer expired at 12:00 midnight, Eastern Standard Time, on December 23, 1999. As of December 23, 1999 a total of 1,085 Interests were properly tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 500 Interests and all 1,085 Interests tendered were accepted by the Offerors, without proration. The Partnership repurchased 250 of these Interests. The Affiliate purchased 835 of these Interests. By Press Release dated December 28, 1999, the Offerors announced: (i) that the Offer had terminated as of December 23, 1999, as originally scheduled; and (ii) the final results of the Offer.

     This Amendment constitutes the final amendment to the Original Statement in accordance with Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and General Instructions D and E to Schedule 13E-4.

Item 4.  Interest in Securities of the Issuer.
----------------------------------------------

     Except for the purchase of 1,085 Interests by the Offerors as of December 23, 1999, pursuant to the Offer, there have not been any transactions involving Interests that were effected during the past forty (40) business days by the Partnership, the General Partner, Mr. Nichols or Mr. Lavin, the Affiliate or any other associate or subsidiary of any such person.

Item 9.  Material to be Filed as Exhibits.
------------------------------------------

     The response to Item 9 of the Schedule 13E-4 is hereby supplemented and amended as follows:

         (a)(6)   Press Release by the Offerors dated December 28, 1999.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 28, 1999                NTS-PROPERTIES VI, a Maryland limited
                                          partnership.

                                 By:      NTS - PROPERTIES ASSOCIATES VI,
                                          General Partner

                                 By:      /s/ J.D. Nichols
                                          ------------------------
                                          J.D. Nichols,
                                          Managing General Partner




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                                    EXHIBITS

Exhibit
Number                             Description
------                             -----------
(a)(6)         Press Release by the Offerors dated December 28, 1999.















                                        4

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                                                                  Exhibit (a)(6)







              Press Release by the Offerors dated December 28, 1999














631474

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     Louisville,   Kentucky   December  28,  1999.   NTS   Properties   VI  (The
"Partnership" announced today that the tender offer of the Partnership and ORIG, LLC, an affiliate of the Partnership (collectively with the Partnership, the "Offerors") for up to 1,000 Limited Partnership Interests in NTS-Properties VI, which commenced on November 9, 1999 expired on December 23, 1999.

     The final results of the Offer are as follows: As of December 23, 1999, a total of 1,085 Interests were tendered pursuant to the Offer. The Offeror exercised their right under the terms of the Offer to purchase more than 1,000 Interests, and all 1,085 Interests were accepted. The Partnership repurchased 250 Interests at a price of $380 per Interest, pursuant with the amended Offer; ORIG, LLC purchased 835 Interests at a price of $380 per Interest. Limited Partners whose Interests were purchased as of December 23, 1999 were granted rescission and withdrawal rights through the expiration date of December 23, 1999.

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